Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the inclusion in this Registration Statement on Amendment No. 3 to Form S-4 of ScanTech AI Systems Inc. of our report dated May 13, 2024, except for Note 2, as to which the date is June 28, 2024, with respect to our audits of ScanTech Identification Beam Systems, LLC financial statements as of December 31, 2023, and 2022, which appears in the Prospectus as part of this Registration Statement. Our audit report contained explanatory paragraphs regarding restatement of financial statements and substantial doubt about ScanTech Identification Beam Systems, LLC’s ability to continue as a going concern.

We also consent to the reference to our Firm under the caption “Experts” in the Prospectus.

/s/ UHY LLP

New York, New York

October 24, 2024